SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ___________________

                               SCHEDULE 13G/A
                               (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. 6)(1)

                         ACADIANA BANCSHARES, INC.
______________________________________________________________________________
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
______________________________________________________________________________
                       (Title of Class of Securities)


                                 004280 10 3
______________________________________________________________________________
                               (CUSIP Number)


                              December 31, 2002
______________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [X] Rule 13d-1(b)
           [ ] Rule 13d-1(c)
           [ ] Rule 13d-1(d)

____________________________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 6 Pages

CUSIP NO. 004280 10 3                13G/A                   Page 2 of 6 Pages

______________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Acadiana Bancshares, Inc. Employee Stock Ownership Plan Trust
______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                           (b)  [ ]
______________________________________________________________________________
3.   SEC USE ONLY

______________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Louisiana
______________________________________________________________________________

               5.  SOLE VOTING POWER

NUMBER OF          76,196
SHARES         _______________________________________________________________
BENEFICIALLY   6.  SHARED VOTING POWER
OWNED BY EACH
REPORTING          126,470
PERSON WITH
               _______________________________________________________________
               7.  SOLE DISPOSITIVE POWER

                   76,196
               _______________________________________________________________
               8.  SHARED DISPOSITIVE POWER

                   126,470
______________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     202,666
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.2%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON

     EP
______________________________________________________________________________


CUSIP NO. 004280 10 3                                        Page 3 of 6 Pages



Item 1(a)  Name of Issuer:

           Acadiana Bancshares, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           200 West Congress Street
           Lafayette, Louisiana 70501

Item 2(a)  Name of Person Filing:

           Acadiana Bancshares, Inc. Employee Stock Ownership Plan Trust

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           Acadiana Bancshares, Inc.
           200 West Congress Street
           Lafayette, Louisiana 70501

Item 2(c)  Citizenship:

           State of Louisiana

Item 2(d)  Title of Class of Securities:

           Common Stock, par value $.01 per share

Item 2(e)  CUSIP Number:

           004280 10 3

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

           (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 004280 10 3                                        Page 4 of 6 Pages


Item 4.   Ownership.

          (a) Amount beneficially owned: 202,666

          (b) Percent of class: 17.2% (based upon 1,180,542 shares issued and outstanding).

          (c) Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote  76,196
                                                         ---------
          (ii)  Shared power to vote or to direct the vote  126,470
                                                           ---------
          (iii) Sole power to dispose or to direct the disposition of  76,196
                                                                      --------
          (iv)  Shared power to dispose or to direct the disposition of 126,470
                                                                        -------

          The aggregate number of shares of Acadiana Bancshares, Inc. (the "Issuer") Common Stock beneficially owned by the Reporting Person as of December 31, 2002 was 202,666 representing 17.2% of the Issuer's 1,180,542 outstanding shares of Common Stock as of
          December 31, 2002.   Al W. Beacham, M.D., William H. Mouton and
          Kaliste J. Saloom, Jr. are the trustees ("Trustees") of the trust (the "Trust") created pursuant to the Acadiana Bancshares, Inc. Employee Stock Ownership Plan ("ESOP") which holds 76,196 shares of common stock which have not been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. In addition, a total of 126,470 shares held in the Trust have been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to such participating employees' direction and, as a result of such shared voting power, are included in the shares beneficially owned by the Trust.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.


CUSIP NO. 004280 10 3                                        Page 5 of 6 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.





CUSIP NO. 004280 10 3                                        Page 6 of 6 Pages

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     ACADIANA BANCSHARES, INC.
                                     EMPLOYEE STOCK OWNERSHIP PLAN TRUST



February 12, 2003             By: /s/ Al W. Beacham, M.D.
                                  -----------------------------------------
                                  Al W. Beacham, M.D.
                                  Trustee for the Acadiana Bancshares, Inc.
                                  Employee Stock Ownership Plan Trust



February 12, 2003             By: /s/ Don J. O'Rourke, Sr.
                                  -----------------------------------------
                                  Don J. O'Rourke, Sr.
                                  Trustee for the Acadiana Bancshares, Inc.
                                  Employee Stock Ownership Plan Trust



February 12, 2003             By: /s/ Thomas S. Ortego
                                  -----------------------------------------
                                  Thomas S. Ortego
                                  Trustee for the Acadiana Bancshares, Inc.
                                  Employee Stock Ownership Plan Trust